PIMCO MUNICIPAL INCOME FUND II

1633 Broadway

New York, NY 10019

May 12, 2025

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey and Mr. Kenneth Ellington

Re:	PIMCO Municipal Income Fund II (the “Fund”) (File No. 333-286391)

Registration Statement on Form N-14 and Request for Acceleration

Dear Ms. Dubey, Mr. Ellington:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-14, which was filed on April 4, 2025 and amended through a pre-effective amendment on May 12, 2025 (the “Registration Statement”), be accelerated to May 12, 2025, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the U.S. Securities and Exchange Commission (the “SEC”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any actions with respect to the filing, (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PML ACCELERATION REQUEST

Very truly yours,

PIMCO MUNICIPAL INCOME FUND II

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer

PML ACCELERATION REQUEST SIGNATURE PAGE